May 18, 2017

Edward M. Kelly, Senior Counsel

Craig Slivka, Special Counsel

Nudrat Salik, Staff Accountant

Al Pavot, Staff Accountant

Terence O’Brien, Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Delta Technology Holdings Limited

Form 20-F for the Year Ended June 30, 2016

Filed November 15, 2016

File No. 1-35755 (the “Annual Report”)

Dear Ms. Salik and Messrs. Kelly, Slivka, Pavot and O’Brien,

On behalf of our client, Delta Technology Holdings Limited , a foreign private issuer organized under the laws of the British Virgin Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 20, 2017.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Annual Report.

*                 *             *

Form 20-F for the Year Ended June 30, 2016

Item 15. Controls and Procedures, page 126

1.	We note your response to comment 2 of our letter dated March 14, 2017. Prior to your engagement of Albeck Financial Services, Inc., it appears that the people involved in your financial reporting had limited U.S. GAAP training and experience. In this regard, please tell us how you determined that your internal control over financial reporting was effective as of June 30, 2016. Please also tell us when Albeck Financial Services, Inc. was retained and began providing services.

Response:

Albeck Financial Services, Inc. (“Albeck”) was retained by us on April 11, 2017. Prior to Albeck’s retention, the Company’s management, which is responsible for establishing and maintaining adequate internal control over financial reporting, consulted with its independent director and audit committee financial expert, Borys Priadko, on the effectiveness of the Company’s internal controls. Mr Priadko’s breadth of experience includes more than 35 years of experience in corporate management and accounting, and familiarity with U.S. GAAP and internal control over financial reporting.

Financial Statements

Note 5 - Trade and Other Receivables, page F-26

2.        We note your responses to comments 3 and 4 of our letter dated March 14, 2017. We note that you generally provide for an allowance of 50% of unpaid debt for debts older than one year and 100% for debts older than two years. Please help us better understand how you determined that your allowance for doubtful accounts was adequate as of June 30, 2016 by providing us with a further breakdown of your aging analysis to show the amounts outstanding from six months to one year, from one year to two years, and greater than two years. Given that you disclose on page 15 that you usually offer your customers credit terms of only up to 120 days, please help us better understand why you would not start providing for an allowance prior to a receivable aging for more than one year. Please also quantify the percentage of receivables that were over one year old on December 31, 2015 that has been ultimately collected in cash.

Response:

The further ageing analysis showing amounts outstanding from six months to one year, from one year to two years, and greater than two years is set forth below:

Trade receivables

6-12 months	1-2 year	Over 2 years	Total
USD26,539,000	USD8,780,000	USD598,000	USD35,917,000

Other receivables

6-12 months	1-2 year	Over 2 years	Total
USD35,374,000	USD1,157,000	USD10,909,000	USD47,440,000

As previously explained, apart from the age of the receivables, management will also consider other factors such as the customer’s past payment history, its credit-worthiness, reputation and the Company’s relationship with such customer before making any allowance for doubtful accounts. Allowances were not made because management did not doubt the collectability of these receivables.

The Company would require more time to retrieve their records and compute the percentage of receivables that was over one year old on December 31, 2015 that had been ultimately collected in cash. The Company expects to provide this response by May 31, 2017.

3.        Please disclose the nature of the amounts included in other receivables.

Response:

The amounts included in other receivables comprise mainly receivables on disposal of long term assets, loans and other advance payments.

4.        Please address your consideration of classifying any portion of your receivables that are not expected to be collected within one year as non-current.

Response:

While the Company agrees that the ageing for these receivables appears long, the Company fully expected to collect them within one year and accordingly classified them as “current”.

5.        You identify five customers which comprise a significant concentration of your total receivables balance as of June 30, 2016. For each of these customers, please address the following as of June 30, 2016:

•	Tell us how much is reflected in trade receivables and other receivables separately;
•	Tell us the nature of the amounts included in other receivables;

•	Provide us with the specific aging for these customers, which should include the receivable amounts outstanding for less than three months, from three to six months, from six months to one year, from one year to two years, and greater than two years;
•	Tell us the amount of allowance for doubtful accounts recorded;
•	Tell us the specific reasons why the customer failed to pay their accounts when due and specifically describe any issues with the customer’s liquidity and/or any problems the customer has had either with the functionality or with their ability to sell the products received; and
•	Tell us how much has been collected subsequent to June 30, 2016 and your basis for determining that the remaining amounts are collectible including whether you have any specific signed repayment schedules as you discuss in your response to comment 3.

Response:

The trade receivables and other receivables for each of our five customers are set forth below:

	Trade Receivable	Other Receivable
Customer A	USD18.06M	USD39.81M
Customer B		USD10.889M
Customer C		USD5.49M
Customer D	USD5.106M
Customer E	USD22.286M

The nature of the amounts included in other receivables comprise loans (Customer A), receivables on disposal of long-term assets (Customer B) and loans and interests brought forward (Customer C).

The ageing for the receivables from these customers is set forth below:

	<3 months	3-6 months	6 months-1 year	1-2 years	Over 2 years
Customer A		USD9.03M	USD48.84M
Customer B					USD10.889M
Customer C				USD5.49M
Customer D			USD3.45M	USD1.65M
Customer E			USD15.60M	USD6.60M

The allowance for doubtful accounts is USD1.051M for Customer D and USD3.301M for Customer E.

The Company has collected the following amounts from the following customers since June 30, 2016:

Customer A	USD7.6M
Customer B	USD0.278M
Customer C	--
Customer D	USD2.703M
Customer E	USD0.075M

Customer A is still involved in its trading business although it may not have been as active as before. Despite the long ageing and big receivable, Customer A is still paying its debt to the Company. In fact, it has paid the Company a total of US$7.6 million since June 30, 2016. Consequently the Company does not consider the outstanding receivables from Customer A a doubtful account.

The receivables from Customer B are from the disposal of one piece of property. In the worst scenario, the Company can always reclaim the property. Due to this reason, the Company did not make any doubtful allowance against this customer.

Customer C is a large corporation with stable operations. The Company does not think this customer will default on payment and have made no doubtful allowance against it.

Both Customers D and E are small companies and the Company has made an allowance for doubtful accounts for them in accordance with its accounting policy.

Customers A, B, D and E are all local customers. The Company is familiar with the falling demand for their products and the challenges they are facing collecting their debts. This, in turn, has affected their ability to pay their own debts. These customers are still in business and there is no indication that they will cease operations. Each one of them has signed a repayment schedule with the Company.

Customer C faces similar challenges and has prioritized the repayment of their bank loans over their creditors. Once their bank loans are paid down over time and they are able to secure more financing, having not defaulted on their current bank loans, they will start repaying their other creditors. The Company’s relationship with Customer C is very good and long-standing and the Company is confident in Customer C’s ability to repay its debts.

6.        Given that trade and other receivables represent approximately 66% of your total assets at June 30, 2016, please disclose days sales outstanding or other metrics you use to manage these assets as well as discuss the underlying reasons for fluctuations in these metrics. Please refer to Item 303(a) of Regulation S-K and Section IV.

Response:

The Company does not use a days sales outstanding metric but an ageing analysis to manage these assets. The Company will investigate any receivables overdue beyond its standard credit terms. The increase in the percentages of the trade and other receivables during FY2016 was mainly due to total assets being reduced only from USD226M to USD176M while trade and other receivables were reduced from USD120M to USD116M in FY2016.

7.        Your response indicates that the collectability of receivables has little impact on your cash flows and operations. It is not clear how you made this determination given that you have not generated cash from operations in recent periods and it would appear that the collectability of receivables would be one of the factors causing this. Please expand your disclosures to discuss the impact of the collectability of receivables on your liquidity.

Response:

In FY 2015, the Company’s revenue was $202 million. In FY 2016, the Company changed its business strategy and terminated marginal businesses that required significant capital support while contributing relatively low profits to the Company’s bottom line. Consequently, the Company’s revenue in FY 2016 was significantly reduced to $53 million. Because of its trimmed-down operations and reduced operating costs, the Company’s had sufficient cash flow from its operations to be self-supporting and the collectability of abovementioned receivables had little impact on its cash flows and operations. Additionally, the Company’s bank borrowings decreased by $5.67 million in FY 2016 compared to FY 2015 while its line of credit remained unchanged. Should the Company’s capital needs arise, the Company has the option to tap into this line of credit to meet its needs.

If you have any questions regarding the Annual Report, please contact the undersigned by phone at (212) 930 9700 or via e-mail at btan@srfkllp.com.

Very truly yours,

/s/ Benjamin Tan
Benjamin Tan Esq.

cc.	Mr. Hongming Dong – Chief Financial Officer

Delta Technology Holdings Limited

(via email: dhm@deltath.com)

Mr. Duncan Cheng

Delta Technology Holdings Limited

(via email: dc@deltath.com)